# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hess Corporation, CIK 0000004447
CUSIP: 42809H107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1185 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950123-99-005431
Filed by CIK 0001087997

## Reporting persons
- John B. Hess: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 19,434,259; shared voting power 7,067,802; sole dispositive power 7,594,105; shared dispositive power 8,782,477; aggregate amount beneficially owned 26,502,061 (8.58% of the class)
  Comment: For information relating to rows 5 and 7, refer to Notes 2, 3 and 4 in Item 4
  
  For information relating to row 6, refer to Note 1 in Item 4
  
  For information relating to row 8, refer to Notes 1 and 2 in Item 4
- Thomas H. Kean: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 21,458; shared voting power 7,067,802; sole dispositive power 21,458; shared dispositive power 7,067,802; aggregate amount beneficially owned 7,089,260 (2.3% of the class)
  Comment: For information relating to rows 5 and 7, refer to Note 6 in Item 4
  
  For information relating to rows 6 and 8, refer to Note 1 in Item 4
  
  As of December 31, 2024, Mr. Kean has ceased to be the beneficial owner of more than 5% of the class of securities reported herein.
- Nicholas F. Brady: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 37,918; shared voting power 7,067,802; sole dispositive power 37,918; shared dispositive power 7,067,802; aggregate amount beneficially owned 7,105,720 (2.31% of the class)
  Comment: For information relating to rows 5 and 7, refer to Note 5 in Item 4
  
  For information relating to rows 6 and 8, refer to Note 1 in Item 4
  
  As of December 31, 2024, Mr. Brady has ceased to be the beneficial owner of more than 5% of the class of securities reported herein.

## Item 1. Issuer
Name of issuer: Hess Corporation
Address of issuer's principal executive offices: 1185 Avenue of the Americas, New York, NY 10036

## Item 2. Person Filing
Name of person filing: See respective cover pages
Address of principal business office or, if none, residence:
Nicholas F. Brady
P. O. Box 126
Oldwick, NJ 08858

John B. Hess
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Thomas H. Kean
THK Consulting, LLC
49 Route 202, P. O. Box 810
Far Hills, NJ 07931-0810
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Note 1. This amount includes 7,067,802 shares held by a limited partnership. Messrs. Hess, Brady and Kean serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive powers with respect to shares held by the limited partnership.

Note 2. This amount includes 145,036 shares held directly by Mr. Hess. This amount also includes an aggregate of 6,328,638 shares held by Mr. Hess' siblings or by trusts for the benefit of Mr. Hess' siblings or their children, as to which Mr. Hess has sole voting power and as to 706,273 shares of which he shares dispositive power pursuant to a shareholders agreement among, inter alia, Mr. Hess and his siblings; 300,000 shares held by a limited liability company, for which Mr. Hess serves as investment manager and has sole voting and dispositive power; 1,008,402 shares held by a trust for the benefit of Mr. Hess' sibling, as to which Mr. Hess has sole voting and shared dispositive power; 2,559,679 shares held by a trust established for the benefit of Mr. Hess, as to which Mr. Hess has sole voting power; 1,859,006 shares held by two limited liability companies, as to which Mr. Hess has sole voting power; 609,983 shares underlying options to purchase common stock of the Issuer, as to which Mr. Hess has sole voting and dispositive power only upon exercise of such options; 84,429 shares of restricted stock, as to which Mr. Hess has sole voting power; and 28,753 shares held by a family limited liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting and dispositive power.

Note 3. This amount includes 6,436,881 shares held by the Hess Foundation, Inc. as to which Mr. Hess has sole voting and dispositive power.

Note 4. Includes 73,452 shares vested in the name of John B. Hess under the Issuer's Employees' Savings Plan. Mr. Hess has sole voting and dispositive power with respect to these shares.

Note 5. This amount includes 37,918 shares held directly by Mr. Brady as to which he has sole voting and dispositive power.

Note 6. This amount includes 21,458 shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.
Percent of class: See respective cover pages
Sole power to vote or to direct the vote: See respective cover pages
Shared power to vote or to direct the vote: See respective cover pages
Sole power to dispose or to direct the disposition: See respective cover pages
Shared power to dispose or to direct the disposition: See respective cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As indicated in the Notes above, some of the shares owned are held for the account of other persons who have the right to receive dividends and the proceeds of the sale of such shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John B. Hess: /s/ John B, Hess, John B. Hess (02/14/2025)
- Thomas H. Kean: /s/ Thomas H. Kean, Thomas H. Kean (02/14/2025)
- Nicholas F. Brady: /s/ Nicholas F. Brady, Nicholas F. Brady (02/14/2025)